ARKEMA

RECEIVED

2008 NOV 18 A 10:20

November, 14TH, 2008

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

08005906

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

PROCESSED
NOV 20 2008
THOMSON REUTERS

**SUPPL**

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

## Enclosed documents

- Press Release : Arkema and Aker Solutions sugn MoU for the marketing of Arkema's PVC process

ARKEMA
The world is our inspiration

RECEIVED
2008 NOV 18 A 10:20

**Press release**

**Communiqué de presse**

Colombes, November 14th 2008

# Arkema and Aker Solutions sign MoU for the marketing of Arkema's PVC process

**Arkema and Aker Solutions have signed a memorandum of understanding for global cooperation on marketing Arkema's proprietary PVC technology. Under the terms of this proposed cooperation, Arkema will provide its proprietary technology and start-up technical services, whilst Aker Solutions will supply process design, engineering and construction services.**

"*This cooperation project represents a genuine opportunity to develop our sales of PVC licenses in partnership with one of the world's leading engineering and construction groups,*" said Otto Takken, Executive Vice President of Arkema's Vinyl Products segment. "*Aker Solutions has an excellent reputation as an engineering services provider, and we are confident that together we can provide the best business solutions to our clients.*"

"*The agreement represents a significant development in the Aker Solutions - Arkema relationship, and provides a strong platform for cooperation in marketing, bidding and executing selected projects in the future,*" said Johan Cnossen, President of Aker Solutions' Process business.

Arkema's PVC technology boasts some unique advantages which make it one of the world's leading PVC technologies available for license.

Arkema's proprietary PVC technology is based on the Company's long-standing know-how in PVC production, and guarantees a modern and competitive plant capable of producing all types of standard PVC grades with good quality consistency.

The terms of the cooperation agreement between Arkema and Aker Solutions include technical support to help licensees optimize Arkema's PVC technology.

Aker Process BV is the Aker Solutions' legal entity entering into the MoU with Arkema.

***Aker Solutions ASA*** *is a leading global provider of engineering and construction services, technology products and integrated solutions. Aker Solutions serves several industries, including oil & gas, refining & chemicals, mining & metals, and power generation. Aker Solutions has aggregated annual revenues of approximately NOK 58 billions and employs approximately 24,000 people in about 30 countries.* ***Aker Process BV*** *is a wholly owned subsidiary of AKER SOLUTIONS ASA and the legal entity responsible for the execution of the work. Aker Solutions serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, Aker Solutions can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control. It works with its customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the* foundation for world-class production facilities. Also offered are consultancy services in reliability, business modelling and environmental, health, safety and risk management.

*A global chemical company and France's leading chemicals producer,* ***Arkema*** *consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.*


**Investor Relations:**

| | | |
|---|---|---|
| Frédéric Gauvard | Tel. : +33 1 49 00 82 53 | E-mail : frederic.gauvard@arkema.com |
| Sophie Fouillat | Tel. : +33 1 49 00 86 37 | E-mail : sophie.fouillat@arkema.com |

**Press Relations:**

| | | |
|---|---|---|
| Jacques Badaroux | Tel. : +33 1 49 00 71 34 | E-mail : jacques.badaroux@arkema.com |


END